

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 6, 2006

Mr. G. Stephen Finley
Chief Financial Officer
Baker Hughes Incorporated
3900 Essex Lane, Suite 1200
Houston, TX 77027

> **Re:** **Baker Hughes Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **File No. 1-09397**

Dear Mr. Finley:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 16. Commitments and Contingencies, page 74

1. We note your statement, with respect to internal investigations in Angola and Kazakhstan, that "Evidence obtained during the course of the internal investigations has been provided to the SEC and DOJ." Please revise your disclosure to include assessments of the likelihood of loss that is consistent with

the terms used in paragraph 3 of SFAS 5. These terms are defined by SFAS 5 and we continue to believe that any disclosure that describes how you applied the standard, including your conclusions as to the likelihood of loss, should also use those terms.

Note 17. Other Supplemental Information, page 76

2.   We note that you have certain facilities that contain asbestos related materials for which you have not recorded a liability under SFAS 143 of FIN 47 because you "believe the fair value cannot be reasonably estimated." You further disclose that you "believe that there are indeterminate settlement dates for these obligations because the range of time over which [you] would settle these obligations is unknown or cannot be estimated." Please expand your disclosure to include a more comprehensive description of the obligations and why you believe there to be a range of time over which the obligations may be settled. In addition, please provide the pro forma disclosures required by paragraph 11 of FIN 47.

Controls and Procedures, page 79

3.   We note that management has established and maintains a system of disclosure controls and procedures "to provide reasonable assurances." Please confirm, if true, that your disclosure controls and procedures are effective at the reasonable assurance level or otherwise advise. In future filings, please revise your conclusion as to effectiveness of your disclosure controls and procedures to ensure that the reader understands their effectiveness is based upon the reasonable assurance level.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief